Biostar Pharmaceuticals, Inc.
No. 588 Shiji Xi Avenue, Xianyang, Shaanxi Province, PRC 712046

January 17, 2017

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Ms. D. Yale

Re:	Request for Acceleration
Biostar Pharmaceuticals, Inc. - Registration Statement on Form S-3 (File No. 333-215380)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Biostar Pharmaceuticals, Inc. (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-215380) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:00 P.M., Washington, D.C. time, on January 19, 2017, or as soon thereafter as practicable.

Very truly yours,

Biostar Pharmaceuticals, Inc.

/s/ Ronghua Wang
Name:  Ronghua Wang
Title:   Chief Executive Officer